SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  2 )

TYCO INTERNATIONAL LTD.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
(Name of Filing Persons (Offeror))

Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior)
(Title of Class of Securities)

902124 AC 0

(CUSIP Number of Class of Securities)

William B Lytton, Esq.
c/o Tyco International (US) Inc.

9 Roszel Road

Princeton, New Jersey 08540

(609) 720-4200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Thomas Wardell, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, GA 30308
(404) 527-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,689,279	$200

*                 Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), as described herein, is $799.19  per $1,000 principal amount at maturity outstanding.  As of October 18, 2005, there was approximately $2.13 million in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $1,698,279.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$200	Filing Party:	Tyco International Ltd.
Form or Registration No.:	005-43685	Date Filed:	October 19, 2005

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”), originally filed by Tyco International Ltd., a company organized under the laws of Bermuda (the “Company”), on October 19, 2005, as amended by Amendment No. 1 filed on November 3, 2005, which relates to the offer by the Company to purchase, at the option of the holder (the “Put Option”), the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior) issued by the Company on November 17, 2000 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated October 19, 2005 (the “Company Notice”), the Securities and the related offer materials filed as Exhibits to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option Materials”). The Securities were issued pursuant to an Indenture, dated as of November 17, 2000 (the “Indenture”), between the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.), a national banking association organized and existing under the laws of the United States of America, as Trustee (“Trustee”), as amended by the Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and the Trustee.

The Put Option expired at 5:00 p.m., Eastern Time, on Thursday, November 17, 2005.  This Schedule TO-I, as amended, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO-I is hereby amended and supplemented to include the following information:

The holders’ option to surrender the Securities for repurchase expired at 5:00 p.m., Eastern Time, on Thursday, November 17, 2005.  The Company has been advised by the trustee, U.S. Bank National Association, that Securities with an aggregate principal amount at maturity of $1,432,300.00 were validly tendered and have been repurchased by the Company.  The purchase price for the Securities was $799.19 per $1,000 principal amount at maturity.  Accordingly, the aggregate purchase price for all of the Securities validly tendered was $1,144,679.84. The Company paid the purchase price with available cash.

The Company issued a press release on November 18, 2005 announcing the results of the offer, a copy of which is attached hereto as Exhibit (a)(5)(B) and incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Company Notice to Holders of Tyco International Ltd. Liquid Yield Option™ Notes due 2020 (Zero Coupon- Senior), dated October 19, 2005.

(a)(1)(B)*	Form of Purchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press Release issued by Tyco International Ltd. on October 19, 2005.

(a)(5)(B)	Press Release issued by Tyco International Ltd. on November 18, 2005.

(b)	Not applicable.

(d)(1)

Indenture, dated as of November 17, 2000, between Tyco International Ltd. and State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-51548), as filed with the Securities and Exchange Commission on December 8, 2000.

(d)(2)

Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.), incorporated by reference to Exhibit (d)(2) to the Company’s Schedule TO-I (File No. 005-40210), as filed with the Securities and Exchange Commission on October 17, 2003.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYCO INTERNATIONAL LTD.

	By:	/s/ William B. Lytton
	Name:	William B. Lytton
	Title:	Executive Vice President and
General Counsel
Dated: November 18, 2005

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Company Notice to Holders of Tyco International Ltd. Liquid Yield Option™ Notes due 2020 (Zero Coupon- Senior), dated October 19, 2005.

(a)(1)(B)*	Form of Purchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press Release issued by Tyco International Ltd. on October 19, 2005.

(a)(5)(B)	Press Release issued by Tyco International Ltd. on November 18, 2005.

(b)	Not applicable.

(d)(1)

Indenture, dated as of November 17, 2000, between Tyco International Ltd. and State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-51548), as filed with the Securities and Exchange Commission on December 8, 2000.

(d)(2)

Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.), incorporated by reference to Exhibit (d)(2) to the Company’s Schedule TO-I (File No. 005-40210), as filed with the Securities and Exchange Commission on October 17, 2003.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.